EXHIBIT C

METALLICA RESOURCES INC.
(the “Company”)

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the Company hereby advises of the results of the voting on the matters submitted to the Annual Meeting (the “Meeting”) of shareholders of the Company (the “Shareholders”) held on Thursday, June 9, 2005. At the Meeting, the Shareholders were asked to consider certain annual meeting matters outlined in the Notice of Annual Meeting and management proxy circular dated May 2, 2005 (the “Proxy Circular”).

The matters voted upon at the Meeting and the results of the voting were as follows:

General Business		Outcome of Vote
1.	The election of the nominees to the board of directors as set forth in the Proxy Circular	Passed

2.	The re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors for the Company and authorizing the directors to fix their remuneration	Passed

DATED this 13th day of June, 2005.

METALLICA RESOURCES INC.
Per:	“Bradley J. Blacketor”
Bradley J. Blacketor
Chief Financial Officer